Form 10-K for the Year Ended April 3, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Key Performance Indicators, page 26

1.
Comment:  Your response to prior comment number 1 indicates you concluded your presentation of ROI does not meet the definition of a non-GAAP measure.  However, we note your narrative disclosure of how ROI is calculated indicates you exclude interest expense and “special items” from the numerator of this measure.  Given these exclusions, we believe your ROI measure meets the definition of a non-GAAP measure, as defined in Item 10(e)(2) of Regulation S-K, since it does not appear to meet the exceptions noted in Item 10(e)(4) of Regulation S-K.  Please further clarify for us why you believe your ROI measure is not a non-GAAP measure or confirm that you will provide the appropriate reconciliation and disclosures in future filings.

Response to Comment 1:  As a result of the SEC’s follow-up comment and our discussions with Mr. Mark Shannon on August 3, 2009, we acknowledge the numerator of our ROI calculation may be considered a non-GAAP adjusted net income figure; accordingly, we will provide in future filings a reconciliation of such adjusted net income to GAAP net income attributable to common shareholders. In future filings, we will adjust our definition as follows in bold below:

“ROI is calculated by multiplying profit margin times investment base turnover.  The profit margin used is a) the last four quarters’ adjusted net income available to CSC common shareholders (net income available to CSC common shareholders adjusted to exclude interest expense and special items, net of their corresponding tax effects), divided by b) the last four quarters’ revenues.  Investment base turnover equals the last four quarters’ revenues divided by average debt and equity during the last four quarters.  It should be noted that the adjusted net income figure available to CSC common shareholders is not identical to net income available to CSC common shareholders as determined in accordance with GAAP and is therefore reconciled to the GAAP measure in the table below.  The Company’s calculation of ROI may not be comparable with other companies’ measures using the same or similar terms.  Management compensates for any limitations of this non-GAAP measure by reviewing a number of metrics, including GAAP measures such as EPS, operating and investing cash flows, and the debt-to-total capitalization ratio.”

Please note the table below is an illustrative example using the FY2009 figures as filed in the 10-K; these FY2009 figures will be adjusted as appropriate in future filings for the adoption of SFAS 160.

FY 2009
Adjusted Net Income Less:	$1421.2
Interest expense	(260.5)
Special items	----
Taxes (excluding effect of Interest Expense and Special Items)	(211.6)
Income Before Taxes as Reported	$949.1

2.
Comment:  Your response to prior comment number 1 also indicates you will include additional disclosure in future filings regarding the limitations of your free cash flow measure.  However, your response does not appear to address how you considered providing disclosure of the manner in which management compensates for the limitations of your non-GAAP measures.  Please confirm you will include such disclosures in future filings.

Response to Comment 2:  As a result of the SEC’s follow-up comment and our discussions with Mr. Mark Shannon on August 3, 2009, we will provide the following disclosure in future filings:

“CSC’s free cash flow measure does not distinguish operating cash flows from investing cash flows as they are required to be presented in accordance with GAAP, and should not be considered a substitute for operating and investing cash flows as determined in accordance with GAAP.  Free cash flow is one of the factors CSC management uses in reviewing the overall performance of the business.  Management compensates for the limitations of this non-GAAP measure by also reviewing the GAAP measures of operating, investing and financing cash flows as well as debt levels measured by the debt to total capitalization ratio.”